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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                   FORM 12b-25

                FIFTEEN (15) DAY EXTENSION TO FILE ANNUAL REPORT
                     PURSUANT TO SECTION 13 or 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                        For Year Ended December 31, 1996
                         Commission File Number: 0-9969




                           CENTURY INDUSTRIES, INC.
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          (Exact name of Registrant as specified in its charter)


      District of Columbia                            54-1100941
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   (State or other jurisdiction of                 (I.R.S. Employer
    incorporation or organization)                Identification No.)



      45034 Underwood Lane
          Sterling, Va.                                 20166
      (Mail) P.O. Box 319
          Sterling, Va.                                 20167
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(Address of principal executive offices)              (Zip Code)

Registrant's telephone number, including area code: (703) 471-7606.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              (1) Yes   X   No
                                      -----    ----
                              (2) Yes   X   No
                                      -----    ----


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Part II - Rules 12b-25 (a) and (b)

(a) The reasons described in reasonable detail in Part III of his form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III - Narrative

The Registrant's newly engaged auditors have not completed the consolidation of DC Partners, Ltd. (DCP), the Registrant's newly acquired insurance claims subsidiary, as DCP's auditors have only recently completed their 1996 fiscal year end audit at 9-30-96. The Registrant therefore requires the additional 15 days for its auditors to complete the 12-31-96 consolidation of all subsidiaries for the 10-K Report.

PART IV - Other Information

Name and telephone number of person to contact in regard to this notification

(1)  Ted L. Schwartzbeck           (703)        471-7606  Ext. 102

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months (or for such shorter period) been filed? X Yes.
                                                                     ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period or the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? X Yes.
     --

     Please see the 8-K reflecting the Registrant's 11-30-96 operating results recently filed with the SEC on EDGAR, wherein results of operations reflect the Registrant's acquisition of DC Partners, Ltd., and the Registrant's concomitant increased revenues and earnings from that acquisition.

                         Century Industries, Inc.
                    ----------------------------------
has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


March 31, 1997     BY:
                       ----------------------------------
                       Ted L. Schwartzbeck, President/CEO


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                                INDEX TO EXHIBITS

(l)  Underwriting Agreement. Not applicable.

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession. Not applicable.

(3)  Articles of Incorporation and Bylaws. Not applicable.

(4) Instruments defining the rights of security holders, including indentures. Not applicable.

(5)  Opinion: re: Legality. Not Applicable.

(6)  Opinion: re: Liquidation Preference. Not Applicable.

(7)  Opinion: re: Liquidation Preference. Not Applicable.

(8)  Opinion: re: Tax Matters. Not Applicable.

(9)  Voting Trust Agreement. Not Applicable.

(10) Material Contracts. Not Applicable.

(11) Statement re: Computation of Per Share Earnings. Not Applicable.

(12) Statement re: Computation of Ratios. Not Applicable.

(13) Annual Report to Securities Holders. etc. Not Applicable.

(14) Material Foreign Contracts. Not Applicable.

(15) Letter re: unaudited Interim, Financial Information.

     15.1 Auditor's letter

(16) A Letter regarding change in certified accountant. Not applicable.

(17) Letter re director resignation. Not applicable.

(18) Letter re: Change in Accounting principles. Not Applicable.

(l9) Previously Unfiled Documents. Not Applicable.






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INDEX TO EXHIBITS - CONT'D


(20) Report Furnished to Security Holders. Not Applicable.

(21) Other documents or statements to security holders.
     Not applicable.

(22) Subsidiaries of the Registrant. Not Applicable.

(23) Published Report Regarding Matters Submitted to Securities
     Holders. Not Applicable.

(24) Consents of experts and counsel. Not applicable

(25) Power of Attorney. Not applicable.

(26) Statement of Eligibility of Trustee. Not Applicable.

(27) Invitations far Competitive Bids. Not Applicable.

(28) Additional Exhibits. Not applicable.

(29) Information from Reports Furnished to State Insurance
     Regulatory Authorities. Not Applicable.